



Randy Stenger

CEO/Founder at Extreme Sandbox

Greater Minneapolis-St. Paul Area

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Extreme Sandbox

The University of Georgia

See contact info

500+ connections

Diverse background with experience in multiple industries. I am currently focused on growing my current company, Extreme Sandbox in to a nationwide brand with multiple locations across the US. Our primary goal is to expand our current corporate group events with very unique offerings of both f...

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Experience

Extreme Sandbox

CEO/Founder

Extreme Sandbox

Nov 2011 – Present · 6 yrs 10 mos

Hastings, MN

Founder/Owner of Extreme Sandbox. We are the only Heavy Equipment Adventure company in the Midwest and one of the few places in the world where customers can PLAY on heavy equipment. We specialize in corporate team building events, providing a truly unique and memorable team activities.

Extreme Sandbox - Our Story

Target

Consultant

Target

2006 – 2012 · 6 yrs

Greater Minneapolis-St. Paul Area

1) Executive Team Leader in stores
- Overnight Logistics Manager
- Hardlines/Softlines Manager
- Senior Food Team Leader of SuperTarget... See more

Walmart

Manager

Walmart

2005 – 2006 · 1 yr

Greater Minneapolis-St. Paul Area

- Assistant Store Manager
- Overnight Manager

Police Officer

City of Colorado Springs

City of





of Colorado Springs

2000 – 2005 · 5 yrs
Colorado Springs, Colorado Area
- Patrol Officer
- In-Service Instructor
- Tactical Flight Officer

Education

The University of Georgia

The University of Georgia
Bachelor of Business Administration (BBA), Business Administration and Management, General
1995 – 2000

University of Georgia - Terry College of Business

University of Georgia - Terry College of Business
Bachelor of Business Administration (BBA), Business Administration and Management, General
1995 – 2000